[Form of Press Release]

FOR IMMEDIATE RELEASE:

                HART-SCOTT-RODINO WAITING PERIOD TERMINATED

     Windsor, England, May 7, 1998 -- Siebe plc ("Siebe"), one of the United Kingdom's largest diversified engineering groups, and S Acquisition Corp. announced today that they have received notice of early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, applicable to the acquisition of shares of Common Stock of Simulation Sciences Inc. ("SimSci"), including the associated preferred stock purchase rights (the "Shares"), by S Acquisition Corp. pursuant to its tender offer. Accordingly, the condition of the tender offer relating to the expiration of the applicable Hart-Scott-Rodino waiting period has been satisfied. Pursuant to a merger agreement among the companies, S Acquisition has offered $10.00 in cash per share of all issued and outstanding stock of SimSci. The tender offer is scheduled to expire at 12:00 midnight, New York City time, on Monday, May 18, 1998, unless extended.

     SimSci is a leading international software provider to the petroleum, petrochemical and related process industries. The Company's process simulation software is designed to optimize productivity and management decision making in the operation of petrochemical and chemical plants and refineries.

     Siebe is one of the United Kingdom's largest diversified engineering and electronics groups and incorporates over 200 companies worldwide, employing over 50,000 people. The Group designs and manufactures temperature and appliance controls, electronic power controls, process automation and building control systems, and engineered industrial equipment. The Group generated a profit before tax of (pound)221.7 million (approximately $358 million) on a turnover of (pound)1,706.5 million (approximately $2,757 million) for the six months ended September 30, 1997, up 16.4% and 16.0%, respectively over the comparable period in the prior year. For the prior year ended April 5, 1997, the Group generated a profit before tax of (pound)424.1 million on a turnover of (pound)3,005.3 million.

     Siebe's ordinary shares trade on the London Stock Exchange. In the U.S., Siebe's American Depositary Receipts (ADRs), each representing two ordinary shares, trade over the counter under the symbol SIBEY. Additional information on Siebe is available on Siebe's home page:
http://www.siebe.com

Contact:  Barry Francis
          Siebe plc
          011-441-753-855-411

          James P. Prout
          Taylor Rafferty Associates
          212-889-4350